VASOGEN

ANNUAL REPORT 2001

FDA approval to initiate a pivotal trial in peripheral arterial disease marks Vasogen's entry into late-stage clinical development.

FDA approval to launch a 500-patient pivotal trial establishes Vasogen as a leader in the development of new therapeutic interventions for peripheral arterial disease. This debilitating and life-threatening condition affects over 20 million people in North America and Europe, and costs healthcare systems in excess of $12 billion annually.

Significant reduction in deaths and hospitalizations shown in Vasogen's chronic heart failure trial accelerates clinical development plans.

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Clinical   trial   results   showed  a   dramatic   reduction   in  deaths   and
hospitalizations   in  chronic  heart  failure  patients   receiving   Vasogen's
therapeutic intervention. The healthcare costs associated with this condition - driven mainly by hospitalizations -exceed $34 billion annually in the United States alone.

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                      [GRAPHIC -LOGO OF QUEST DIAGNOSTICS]

Strategic alliance with Quest Diagnostics supports U.S. commercial development.

Quest Diagnostics provides the best combination of healthcare experience, physician relationships, marketing capabilities, brand image, and reimbursement expertise to rapidly commercialize Vasogen's immune modulation therapy in the United States.

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New findings demonstrate significant potential for Vasogen's immune modulation therapy in neuroinflammatory disease.

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Neuroinflammatory diseases,  including Alzheimer's disease, Parkinson's disease, and multiple sclerosis, affect over five million North Americans and cost more than $100 billion per year. In preclinical research, Vasogen's immune modulation therapy has been shown to significantly reduce key measures of neuroinflammation and cell death in the brain and to improve measures of memory and learning.

Vasogen

Vasogen is focused on the research, development, and commercialization of immune modulation therapies that exploit the physiological anti-inflammatory response to apoptotic cells for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program, now in late-stage development, is focused on the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. Additional development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, chronic lymphocytic leukemia, graft-versus-host disease, ischemia/reperfusion injury, and neuroinflammatory disease.

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Inflammation is the normal  response by the immune system to infection,  injury, or disease. Normally inflammation is self-limiting, but when uncontrolled, can lead to a number of serious chronic diseases. In inflammatory diseases, activated immune system cells accumulate at a specific site and release cytokines and other inflammatory mediators that kill healthy cells and damage surrounding tissues. Although the site of inflammation varies - the blood vessel wall in atherosclerosis, the heart muscle in heart failure, the skin in psoriasis, and the brain in Alzheimer's disease - the basic inflammatory process is remarkably similar in each case.

Vasogen's immune modulation therapy targets the fundamental cause of a broad range of diseases by reducing destructive inflammation. This therapeutic intervention is designed to exploit the physiological anti-inflammatory response to apoptotic cells by the immune system. Apoptosis is the process by which cells that have reached the end of their natural life - senescent cells - undergo cell death. The clearance by the immune system of senescent cells that have undergone apoptosis is an important physiological step for triggering anti-inflammatory responses. Vasogen's immune modulation therapy is delivered during a 20-minute outpatient procedure, using a therapeutic medical device designed to oxidatively stress cells, thereby inducing senescence. These cells are then administered to the patient intra-muscularly. Senescent cells are known to undergo apoptosis, a process that triggers the immune system to beneficially modulate key inflammatory and anti-inflammatory cytokines, and other mediators of inflammation.


           Development Pipeline

indication                       stage*                     patient need
------------------------------------------------------------------------------------------------------------------------------------
Peripheral Arterial Disease      PIVOTAL CLINICAL           PAD affects 20 million people in the U.S. and Europe; leads to 200,000 amputations per year.
------------------------------------------------------------------------------------------------------------------------------------
Chronic Heart Failure            FEASIBILITY CLINICAL       CHF affects 15 million adults worldwide, including 5 million in the U.S.
------------------------------------------------------------------------------------------------------------------------------------
Psoriasis                        FEASIBILITY CLINICAL       500,000 people suffer from moderate to severe psoriasis in the U.S. and
                                                            Europe.
------------------------------------------------------------------------------------------------------------------------------------
Ischemia/Reperfusion Injury      FEASIBILITY CLINICAL       Implicated in the 500,000 major cardiovascular surgical procedures performed in the U.S. annually.
------------------------------------------------------------------------------------------------------------------------------------
Chronic Lymphocytic Leukemia     FEASIBILITY CLINICAL       Affects 120,000 people in the U.S. and Europe; survival of less than 3 years in advanced disease.
------------------------------------------------------------------------------------------------------------------------------------
Graft-versus-Host Disease        FEASIBILITY CLINICAL       Life-threatening complication of thousands of bone marrow transplants each year.
------------------------------------------------------------------------------------------------------------------------------------
Neurological Diseases            PRECLINICAL                Neurological diseases, including Alzheimer's disease, affect millions of people worldwide.
------------------------------------------------------------------------------------------------------------------------------------
                                 *Feasibility  clinical  trials are designed to investigate the safety, optimal dosage,  and efficacy of a therapeutic  intervention.  Pivotal trials are multi-center  studies undertaken to confirm the efficacy of a therapeutic intervention in larger patient groups.

                           letter to our shareholders


[PHOTO OF WILLIAM R. GRANT]                  [PHOTO OF DAVID G. ELSLEY]


William R. Grant,Chairman of the Board       David G. Elsley, President and CEO

This past year has been one of remarkable achievement for our Company. FDA approval to launch a pivotal trial in peripheral arterial disease marked Vasogen's entry into late-stage clinical development. Clinical trial results in chronic heart failure showing a dramatic reduction in death and hospitalizations positioned Vasogen to accelerate development timelines for this major underserved medical problem. The conclusion of a strategic alliance with Quest Diagnostics has provided Vasogen with an ideal commercial partner to address the largest healthcare market in the world. And new research findings have suggested clinical potential for Vasogen's immune modulation therapy in neuroinflammatory diseases, including such devastating illnesses as Alzheimer's disease.

Based on our positive results in peripheral arterial disease (PAD), the FDA approved the initiation of a 500-patient pivotal trial, to be conducted at major centers throughout the United States and Canada. The unmet needs of 20 million PAD patients, including needs for improved mobility, better quality of life, and a reduced risk of cardiovascular events, continue to drive our commitment to making Vasogen's immune modulation therapy the treatment of choice in PAD. Initiation of this pivotal trial has positioned Vasogen as a leader in the development of new therapeutic modalities for this debilitating disease.

With the  exciting  results  from our clinical  trial in chronic  heart  failure
(CHF), we confirmed the therapeutic potential of our immune modulation therapy in this deadly and costly condition. The trial, conducted in advanced CHF patients, demonstrated a significant reduction in deaths and hospitalizations. We see a major opportunity to reduce the $34 billion in annual healthcare expenditures in the U.S. - driven mainly by hospitalizations - and the nearly 300,000 disease-related deaths that result from CHF each year. Given the dramatic results in CHF, we also see the potential to significantly reduce our initial development timelines by immediately advancing this application into late-stage clinical development.

The completion of our strategic alliance with Quest Diagnostics positions Vasogen to capitalize on commercial opportunities arising from our clinical development programs. Quest Diagnostics is a leader in healthcare services, with more than 1,300 patient service centers covering all major metropolitan areas in the United States, and provides

10

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an  ideal  combination  of  healthcare  experience,   physician   relationships,
marketing capability, and reimbursement expertise to rapidly commercialize immune modulation therapy. We are now collaborating with Quest Diagnostics to prepare for commercialization in a number of therapeutic areas, and in this regard, we are pleased that Dr. Surya Mohapatra, President and Chief Operating Officer of Quest Diagnostics, has recently joined Vasogen's Board of Directors.

The Company's open-label, multi-center trial in moderate to severe psoriasis achieved its objective by identifying an optimal treatment schedule. In addition, the clinical improvements, patient tolerability, and absence of significant adverse side effects observed in this trial provide the basis for continued development in psoriasis. We believe that our immune modulation therapy has consistently demonstrated the levels of safety and tolerability desired for therapies to treat this chronic condition, and its emerging therapeutic profile makes it particularly well suited as an adjuvant therapy in moderate to severe disease.

As a result of important research findings during the year, we are now considering clinical development plans in the area of neuroinflammatory disease. Preclinical research demonstrated the ability of Vasogen's therapeutic intervention to reduce inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning. The implications of these findings for underserved disorders, such as Alzheimer's disease, provide exciting new potential for our immune modulation therapy.

We made a number of key appointments during the year to provide additional expertise commensurate with corporate growth, new discoveries, and commercialization plans. Michael Martin, formerly Global Business Director, Immunology and Oncology, for BASF Pharma, was appointed Vice-President, Marketing; Bernard Lim, formerly the Managing Director of WELMED (IVAC), a subsidiary of Eli Lilly and a leading supplier of intravenous drug delivery systems, was appointed Vice-President, Technology; and Robert Hirons, an intellectual property professional with 30 years of experience, was appointed Director of Intellectual Property. To guide our neuroinflammatory disease program, Professor Stanley H. Appel, M.D., Chairman of the Department of Neurology and Director of the Alzheimer's Disease Research Center at Baylor College of Medicine, was appointed to the Company's Scientific Advisory Board.

In summary, this past year has seen the most important developments in our history. As a result of progress on the regulatory and clinical fronts, we now have two lead cardiovascular indications entering late-stage clinical development. We are implementing the commercial strategy to enable the effective launch and penetration of these and additional indications into the U.S. market. We have also unlocked a new area of potential with discoveries in the field of neuroinflammatory disorders. In the coming year, we will move forward in all of these areas as we advance both the clinical and commercial development of immune modulation therapy and continue to build value in your Company.

In closing, we would like to thank our shareholders and all the members of the Vasogen team for their ongoing support and invaluable contributions to our continued success. We would also like to take this opportunity to express our sincere gratitude to Dr. William Cochrane for his many years of dedicated service to Vasogen and, as he retires from Vasogen's Board, to wish him all the best in the future.


(signed)

William R. Grant
Chairman of the Board

(signed)

David G. Elsley
President and CEO



                                                                              11
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c l i n i c a l


Peripheral arterial disease (PAD) is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. It affects more than 20 million people in North America and Europe, with healthcare costs exceeding $12 billion per year. The progression of the disease is associated with inflammation. The signs and symptoms of PAD, including debilitating pain on walking, are associated with a threefold increase in the risk of death from heart attack and stroke - 30% of PAD patients die from these causes within five years of diagnosis. The level of functional disability in PAD increases as the disease progresses, and quality of life and the activities of independent daily living can be severely impaired. In more than 200,000 advanced cases each year, there is a need to amputate the affected limb. Clearly, there remains a need for a safe, effective therapy that can both improve the symptoms of PAD and prevent progression of the underlying atherosclerosis.

     Peripheral arterial disease is a debilitating and life-threatening condition affecting 20 million people, with costs exceeding $12 billion per year.

Vasogen's lead program in PAD entered late-stage clinical development with FDA regulatory approval to initiate a pivotal, double-blind, placebo-controlled trial. This trial, designed to support regulatory approval for marketing, is being carried out under the direction of Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey, an internationally recognized opinion leader in the field of vascular medicine. Dr. Olin was previously Chairman of the Department of Vascular Medicine at The Cleveland Clinic Foundation.


[PHOTO - JEFFREY W. OLIN]

Jeffrey W. Olin, DO, FACP, FACC
Director,
The Heart and Vascular Institute, Morristown, N.J.

Principal Investigator for Vasogen's Pivotal PAD Clinical Trial

"Current therapies for patients with PAD do not provide satisfactory management of the disease and fall short in terms of effectiveness and safety. Given clinical results demonstrating the ability of Vasogen's immune modulation therapy to significantly improve walking distance - the recognized measure of therapeutic efficacy in PAD - I look forward to completing the pivotal clinical trial of this promising therapeutic intervention."

     Inflammation is a significant factor contributing to the development and progression of a number of cardiovascular disorders, including atherosclerosis - the underlying cause ofperipheral arterial disease
     (PAD). In PAD, atherosclerotic arterial blockage causes reduced blood flow to the legs and leads to debilitating pain during walking or other exercise, which can severely limit quality of life. PAD is also associated with a threefold increased risk of death from heart attack and stroke, due to systemic atherosclerosis.

12

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The  trial  will  enroll up to 500  patients  at more  than 25  leading  centers throughout the U.S. and Canada and is designed to demonstrate the effect of Vasogen's immune modulation therapy on maximal treadmill walking distance, the endpoint recognized by the FDA for approving new PAD treatments. In addition, the trial will monitor the impact of Vasogen's immunotherapeutic intervention on quality of life and reduction of PAD-related events.

FDA approval to initiate the Company's pivotal PAD trial was based on results from an earlier randomized, double-blind, placebo-controlled trial in 81 patients. In addition to enabling patients with moderate and severe disease to walk significantly further before the onset of pain, this trial showed Vasogen's immunotherapeutic intervention to be long lasting, well tolerated, and free of significant adverse side effects.

Vasogen's immune modulation therapy targets many of the pathological changes implicated in PAD and, as a result, has the potential to be used both to improve the symptoms of PAD and to reduce the incidence of life-threatening events associated with the disease.

Chronic heart failure (CHF) occurs when the pumping function of the heart is insufficient to meet the body's needs. The most common triggers of CHF are long-term high blood pressure, coronary artery disease, and damage to the heart muscle from heart attacks.

CHF, which is accompanied by systemic inflammation, is usually progressive, becomes irreversible, and ultimately results in death. Patients experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization.

     Chronic heart failure affects 5 million people, costs $34 billion, and is implicated in 300,000 deaths in the U.S. each year.



[PHOTO - GUILLERMO TORRE-AMIONE]

Guillermo Torre-Amione, MD, PhD
Medical Director, Heart Transplant Service,
Baylor College of Medicine and The Methodist Hospital

Principal Investigator for Vasogen's CHF Clinical Trial

"The strong impact of Vasogen's immune modulation therapy on such critical endpoints in CHF as hospitalizations and death was clearly an exciting result. The clinical results strongly support moving immediately to a pivotal clinical trial examining morbidity and mortality - key endpoints for the approval of new CHF therapies."

     Inflammation and systemic immune system activation are now recognized as important aspects of the relentless disease progression in chronic heart failure (CHF). CHF patients exhibit a number of pathophysiological changes, including dysfunction of the cells lining blood vessels, impaired blood flow, and death of heart muscle tissue associated with increased levels of inflammatory cytokines.


                                                                              13

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c l i n i c a l

The direct costs of treating CHF currently exceed $34 billion per year, the majority of which is driven by hospitalizations. CHF is the leading cause of hospital admissions in the U.S. for people over 65 years of age and accounts for 5% of all non-surgical hospitalizations. More than 11 million people in North America and Europe suffer from CHF, and nearly 300,000 people die annually from causes related to CHF in the U.S. alone. CHF mortality data are comparable with those of many forms of cancer, with reported five-year survival rates of 25% for men and 38% for women.

Vasogen reported positive results from a randomized, double-blind, placebo-controlled clinical trial in 73 advanced CHF patients, conducted at leading North American cardiac centers: Baylor College of Medicine and the Methodist DeBakey Heart Center; the Texas Heart Institute; The Cleveland Clinic Foundation; and the University of Montreal.

The results of this trial demonstrated a significant reduction in hospitalizations and deaths in patients receiving active therapy, compared to placebo. Improvements in quality of life and New York Heart Association clinical classification were also observed among the group of patients treated with Vasogen's immune modulation therapy. In addition, the therapy was shown to be both safe and well tolerated. These results have positioned Vasogen to accelerate its clinical development program in support of regulatory approval for the treatment of CHF.

[PHOTO - JAMES B. YOUNG, MD]

James B. Young, MD

Medical Director, Kaufman Center for Heart Failure,
Head, Section of Heart Failure and Cardiac Transplant Medicine,
Department of Cardiovascular Medicine,
The Cleveland Clinic Foundation

Principal Investigator for Vasogen's CHF Clinical Trial

"The results from Vasogen's CHF trial represent the first time an immunotherapeutic approach has demonstrated a beneficial impact on morbidity and mortality in heart failure patients. Vasogen's immune modulation therapy has significant potential to become a main line treatment for CHF patients at all stages of the disease."

Ischemia/reperfusion (I/R) injury, an important factor in many cardiovascular conditions, is a damaging inflammatory immune reaction that occurs when tissues affected by insufficient blood flow (ischemia) are reperfused as the blood supply is restored. Any surgical intervention that subjects patients to an interruption of blood flow can result in I/R injury.

     Inflammation, following a temporary interruption in blood flow, occurs
     during ischemia/reperfusion   (I/R)  injury.  The  ensuing  cascade  of
     inflammatory destruction can cause tissue death and organ damage. I/R injury often occurs during major vascular surgery and is implicated in cardiovascular conditions.

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The wave of  inflammatory  destruction  during  I/R  injury can result in tissue damage, the impairment of organ function and, in severe cases, extended hospitalization or death.

Preclinical results have demonstrated the ability of Vasogen's immune modulation therapy to protect multiple tissues and organs from the damaging effects of I/R injury, thus preserving organ function and improving survival. Vasogen is conducting a pilot clinical trial in I/R injury in patients undergoing coronary artery bypass graft surgery. This clinical trial is designed to examine changes in surrogate markers of cardiac damage and to provide further information supporting current and future clinical research.

     Ischemia/reperfusion injury is involved in a range of cardiovascular conditions and major vascular surgeries.


Psoriasis is an inflammatory autoimmune disease of the skin occurring in up to 2% of the population, with approximately 500,000 individuals in the United States having moderate to severe disease. It is a lifelong condition that is often emotionally and physically distressing. The cost of care for psoriasis exceeds $3 billion annually in the U.S. alone, the majority of which is for moderate to severe disease.

Vasogen has successfully completed a 113-patient, open-label, clinical trial, conducted under the direction of Dr. Daniel Sauder, Professor and Chairman, Department of Dermatology, Johns Hopkins University, which achieved its primary objective of identifying an optimal treatment schedule for Vasogen's therapeutic intervention in psoriasis. In addition, this trial provided further information supporting the clinical effects, safety, and tolerability of Vasogen's immune modulation therapy, all of which are important characteristics for therapies to treat this chronic, debilitating disease.

[PHOTO - DANIEL N. SAUDER, MD]

Daniel N. Sauder, MD, FRCP(C), FACP
Professor and Chairman,
Department of Dermatology,
Johns Hopkins University

Principal Investigator for Vasogen's Psoriasis Clinical Trial

"Exhibiting none of the safety concerns associated with aggressive therapies targeting more severe psoriasis, Vasogen's immune modulation therapy shows considerable potential to address the needs of patients with moderate disease. Given the therapy's excellent safety profile, tolerability, and observed therapeutic benefits, I also see an important role for this intervention as an adjuvant therapy for patients with more severe disease."

     Inflammation in autoimmune diseases, such as psoriasis, results from a pathological and chronic immune reaction to the body's own tissues. In psoriasis, this damaging inflammatory response is directed towards the skin, leading to the thickened, scaly plaques seen in psoriasis patients.

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c l i n i c a l

     Psoriasis is emotionally and physically distressing, with over $3 billion spent on treatment.



By supporting an attractive therapeutic profile for immune modulation therapy in psoriasis, the results from the trial have provided the basis for further clinical development.

Given that psoriasis is not a life-threatening condition, the serious adverse side effects often associated with more aggressive psoriasis treatments, including increased risks of infection, cancer, or organ damage, may make them less suitable for long-term therapy, particularly in less severe disease. In contrast, Vasogen's immune modulation therapy is designed to provide the levels of safety and tolerability desired for therapies to treat this chronic condition, and its target therapeutic profile makes it suitable as an adjuvant therapy in moderate to severe disease. The results from the treatment optimization study have reaffirmed this potential for Vasogen's immune modulation therapy to play an important role in the management of psoriasis.

[PHOTO - DAVID SPANER, MD]

David Spaner, MD, PhD, FRCP(C)
Clinical Oncologist,
Toronto Sunnybrook Regional Cancer Centre,
Assistant Professor, Department of Medicine,
University of Toronto

Principal Investigator for Vasogen's CLL Clinical Trial

"We have observed some very encouraging clinical improvements in CLL patients who received Vasogen's immune modulation therapy. Given that the malignant B-lymphocytes involved in CLL appear to have escaped normal immune regulation, we expect Vasogen's immune modulation therapy to provide a clinical benefit in this condition."

Chronic lymphocytic leukemia (CLL) is the most common form of adult leukemia in the western world, affecting approximately 120,000 individuals in North America and Europe, with treatment costs estimated at $300 million per annum. Treatment is usually deferred for CLL patients, primarily as a result of the risk/benefit profile of chemotherapy, which carries serious adverse side effects. The median survival of advanced CLL patients is less than three years.

     Immune system dysfunction and the uncontrolled proliferation of neoplastic B-lymphocytes are important characteristics of chronic lymphocytic leukemia (CLL). Although CLL is incurable with standard chemotherapy, observations suggest that it may be subject to immune controls, and therefore the disease may be susceptible to immunotherapeutic approaches.

Given the limitations of the available therapies for CLL, and the absence of any therapy that can be given in the early stages of the disease, there is a need for a safe and effective therapeutic intervention that can slow the progression of CLL and prevent or delay the need for chemotherapy. Vasogen is currently conducting an initial clinical trial designed to investigate the safety and efficacy of immune modulation therapy in early-stage CLL patients who are at risk of progressing to the point where chemotherapy is necessary. This program, which is being conducted at the Toronto Sunnybrook Regional Cancer Centre, Sunnybrook and Women's College Health Sciences Centre, under the direction of Dr. David Spaner, is expected to report during 2002.

     120,000 people suffer from chronic lymphocytic leukemia, and high-risk patients have a median survival of less than three years.


Graft-versus-host disease (GvHD) is a potentially life-threatening inflammatory reaction resulting from bone marrow transplantation, a procedure that is performed to treat leukemias and lymphomas that no longer respond to conventional therapy. GvHD develops as part of an immune response that occurs when T cells given with the donor bone marrow (graft) recognize cells in the recipient's body (host) as foreign and reject them. Costs associated with treating the complications of this condition are estimated to be $400 million annually.

Vasogen is currently conducting a pilot clinical study to investigate the ability of its cell processing technology to prevent GvHD. This initial study is designed to examine the effect of transplanting donor T cells that have been modified, using Vasogen's cell processing technology, into patients with advanced hematologic malignancies immediately after transplantation of a T cell-depleted stem cell graft.

Treating donor T cells with Vasogen's cell processing technology has the potential to offer a safe and clinically effective approach to preventing GvHD. This prophylactic strategy has several advantages over other preventative methods, which only involve extreme T cell depletion, and methods for treating GvHD, which can be toxic and are frequently ineffective.

Based on preclinical research, Vasogen's technology has the potential to significantly reduce the incidence and severity of GvHD, while also allowing a bone marrow transplantation option for patients who do not currently have suitable donors.

     Graft-versus-host disease is a life-threatening complication of bone marrow transplantation and costs $400 million annually.

     Inflammation resulting from the rejection of a patient's tissues(host) by donor immune cells present in transplanted bone marrow(graft) is the underlying pathology of graft-versus-host disease (GvHD). Although bone marrow transplantation can be an effective therapy for many patients with hematological and other malignancies, a lack of suitably-matched donors severely limits the use of this potentially life-saving treatment.

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r e s e a r c h

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating diseases as Alzheimer's disease, Parkinson's disease, and multiple sclerosis. Together, these conditions are estimated to affect more than five million people in North America, with the total cost of care exceeding $100 billion per year. In each of these conditions there is evidence of increases in inflammatory cytokine activity and inflammatory mediators, leading to the death of nerve cells and loss of functional activity.

Preclinical research has demonstrated the ability of Vasogen's immune modulation therapy to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning. Research presented at the 31(st)Annual Meeting of the Society for Neuroscience showed that Vasogen's immune modulation therapy prevents functional damage to the hippocampus, the area of the brain involved in memory and learning, following an acute inflammatory stimulus. Results have also shown that treatment with Vasogen's immune modulation therapy significantly increases levels of IL-10, a potent anti-inflammatory cytokine, reduces levels of TNF-a and IL1-(beta), key pro-inflammatory cytokines, and reduces levelsof a number of other mediators involved in the inflammatory signaling pathway within brain cells. The end result is a significant decrease in the death of brain cells. These data also demonstrate that the effects of Vasogen's immune modulation therapy cross the blood-brain barrier, which prevents the entry of many drugs into the brain.



     Neuroinflammatory diseases, such as Alzheimer's disease, affect 5 million people in North America and cost $100 billion annually.




[PHOTO - MARINA A. LYNCH, PHD,]

Marina A. Lynch, PhD, FTCD
Associate Professor,
Department of Physiology,
Trinity College
University of Dublin

"Our research has shown that, even in the presence of a powerful inflammatory stimulus, Vasogen's immune modulation therapy has potent anti-inflammatory activity within the brain, and this is associated with the functional preservation of neural pathways necessary for memory and learning. This research demonstrates the therapy's potential to address the inflammatory component of a number of serious neurological conditions."

By providing strong evidence that Vasogen's immune modulation therapy can protect the brain against inflammatory damage, these preclinical results demonstrate the potential for the therapy to address the inflammatory component of a number of debilitating neurological diseases.

     Inflammation is a major component of a number of neurological disorders, including Alzheimer's disease, Parkinson's disease, and multiple sclerosis. In each, there is evidence of heightened inflammatory cytokine activity and increases in inflammatory mediators, associated with the death of nerve cells and loss of functional activity.

[PHOTO - STANLEY H. APPEL, MD]

     Stanley H. Appel, MD
     Professor and Chairman, Department of Neurology,
     Director, MDA/ALS Ronny and Linda Finger Foundation,
     Director, Alzheimer's Disease Research Center,
     Baylor College of Medicine



[PHOTO - RICHARD G. MARGOLESE, MD]

     Richard G. Margolese, MD, FRCS(C)
     Herbert Black Professor of Surgical Oncology,
     McGill University
     Director of the Department of Oncology,
     Sir Mortimer B. Davis-Jewish General Hospital



[PHOTO - RICHARD G. MILLER, PHD]

     Richard G. Miller, PhD, FRSC
     Professor,
     Departments of Medical Biophysics and Immunology,
     University of Toronto



[PHOTO - CRAIG M. PRATT, MD]

     Craig M. Pratt, MD
     Professor of Medicine,
     Director of Clinical Cardiology Research,
     Baylor College of Medicine
     Director of the Coronary Intensive Care Unit,
     The Methodist Hospital



[PHOTO - ROBERT ROBERTS, MD]

     Robert Roberts, MD, FRCP(C), FACC
     Chief of Cardiology,
     Don W. Chapman Professor of Medicine,
     Professor of Molecular Physiology and Biophysics,
     Baylor College of Medicine



[PHOTO - FRED S. ROSEN, MD]

     Fred S. Rosen, MD
     President,
     Center for Blood Research
     James L. Gamble Professor of Pediatrics,
     Harvard Medical School



[PHOTO - DAVID WOFSY, MD]

     David Wofsy, MD
     Professor of Medicine and Microbiology/Immunology,
     George A. Zimmerman Distinguished Professor,
     Director, Clinical Trials Center,
     University of California, San Francisco
     Chief, Rheumatology, San Francisco VA Medical Center



Scientific Advisory Board

Vasogen's Scientific Advisory Board (SAB) comprises internationally recognized clinicians and scientists in the field of medical research. The SAB, with a strong foundation in immunology, includes experts in cardiovascular disease, neuroinflammatory conditions, cancer, and autoimmune disease. The SAB is actively involved in Vasogen's research and clinical development strategy and provides access to a wide-reaching basic science and clinical development network.


Va s o g e n    I n c .

                                   Financials



                                   FINANCIAL  CONTENTS
                                   21      Management's Discussion and Analysis
                                   ---------------------------------------------------------------------
                                   24      Corporate Governance
                                   ---------------------------------------------------------------------
                                   25      Management's Responsibility for Financial Statements
                                   ---------------------------------------------------------------------
                                   25      Auditors' Report to the Shareholders
                                   ---------------------------------------------------------------------
                                   26      Consolidated Balance Sheets
                                   ---------------------------------------------------------------------
                                   27      Consolidated Statements of Operations and Deficit
                                   ---------------------------------------------------------------------
                                   28      Consolidated Statements of Cash Flows
                                   ---------------------------------------------------------------------
                                   29      Notes to Consolidated Financial Statements
                                   ---------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Vasogen Inc. (the "Company") and the notes thereto. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 12, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

OVERVIEW

Vasogen is focused on the research, development, and commercialization of immune modulation therapies that exploit the physiological anti-inflammatory response to apoptotic cells for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program, now in late-stage development, is focused on the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. Additional development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, chronic lymphocytic leukemia, graft-versus-host disease, ischemia/reperfusion injury, and neuroinflammatory disease.

Vasogen intends to commercialize its immune modulation therapy through alliances with established healthcare companies. During 2001, the Company entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") to jointly commercialize the Company's immune modulation therapy in the United States. Under the terms of the agreement, Quest Diagnostics, an unrelated party, has been granted the exclusive rights to commercialize the Company's immune modulation therapy in the United States. Quest Diagnostics' continuing exclusivity is subject to milestone payments, the timing of which is tied to the U.S. Food and Drug Administration ("FDA") approval process. As clinical trials of the Company's immune modulation therapy advance in the areas of cardiovascular and other inflammatory diseases, Vasogen and Quest Diagnostics have agreed to work together to prepare for the commercialization of immune modulation therapy in the U.S. The two companies will also share in product revenues. Concurrent with the signing of the strategic alliance agreement, Quest Diagnostics made an equity investment in Vasogen's common shares of US$7.5 million at a price of CDN$8.49 per share, resulting in the issuance of approximately 1.4 million common shares. These shares have a 24-month restriction on resale. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of $12.73.

RESULTS OF OPERATIONS

Research and Development

Research and development expenditures totaled $9.2 million for 2001, compared to $6.1 million in 2000 and $4.7 million in 1999. The increase in spending primarily reflects costs to support ongoing enhancements and improvements to the Company's therapeutic medical device technology for the delivery of immune modulation therapy, expanded clinical development activity, and higher costs associated with the Company's expanding intellectual property portfolio.

In September 2001, Vasogen received FDA approval to initiate a pivotal, randomized, double-blind, placebo-controlled, multi-center clinical trial of its immune modulation therapy in up to 500 patients with peripheral arterial disease ("PAD"). Recruitment of 25 centers is ongoing, and the trial is expected to complete enrollment over the next 12 to 18 months. This clinical trial is expected to result in a substantial increase in R&D spending levels in fiscal 2002 (see "OUTLOOK").

During the second half of the year, Vasogen completed patient enrollment in two multi-center clinical trials. The Company's trial in chronic heart failure ("CHF") enrolled 73 New York Heart Association Class III/IV heart failure patients and was designed to assess the safety and efficacy of Vasogen's immune modulation therapy. The Company's psoriasis trial, which enrolled 113 moderate to severe psoriasis patients, was designed to identify an optimal treatment schedule for use in further clinical development. Both of these studies achieved their stated design goals, with results reported in February and March of 2002, respectively. In light of the findings from these studies, Vasogen expects to move to a follow-on clinical trial to support the regulatory approvals process in CHF, and is currently reviewing options for clinical development in psoriasis.

The costs to support the Company's clinical programs, including site costs, additional employees, and device technology costs, increased by $1.9 million for the year ended November 30, 2001, compared to 2000, which in turn increased by $0.1 million from 1999. The Company has estimated costs of approximately $13.0 million in 2002 for these programs. Depending upon the results of its research, the amounts spent could be either higher or lower than this estimate.

The basis for the Company's clinical development programs is its proprietary immune modulation therapy. Vasogen continues to advance the research and development of its immune modulation therapy for a number of clinical indications and continues to enhance its intellectual property position associated with such research and development. This work, which is general in nature, has no specific timetable. Depending upon the results of its research and development, the Company could decide to continue with certain avenues, terminate or cut back on certain avenues, or commence new avenues of research and development.

During the year, scientific developments with respect to immune modulation therapy resulted in the filing of 13 patent applications. In addition, the Company was granted seven patents during 2001 and ended the year with more than 40 patents and patent applications. This significant growth in Vasogen's patent portfolio has resulted in associated costs increasing by $1.3 million in fiscal 2001, compared to 2000, which in turn were comparable to 1999.

During November 2001, preclinical results from the Company's neuroinflammatory program were presented at the 31(st)Annual Meeting of the Society for Neuroscience, which was held in San Diego, California. Vasogen is now considering a number of options with respect to initial clinical development of immune modulation therapy for the treatment of neuroinflammatory diseases.

The total expenditures related to Vasogen's early-stage research programs in 2001 were comparable to those incurred in 2000, which in turn were $1.3 million higher than those incurred in 1999. These programs are designed to evaluate potential new disease targets for clinical development, to provide additional information concerning the mechanisms of action involved in immune modulation therapy, and to advance the therapeutic medical device technology for the delivery of immune modulation therapy. The Company has estimated costs of approximately $6.0 million in 2002 for these early-stage research activities. Depending upon the results of this research, the amounts spent on early-stage research could be either higher or lower than this estimate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company anticipates that, in 2002, the total cost of conducting the research and development programs described above will be approximately $19.0 million and expects to pay for such programs from its working capital. More details on the extent and status of Vasogen's clinical development and research programs can be found in the Company's 2001 Annual Report and its Annual Information Form.

The Company expenses all research and development costs. The majority of the Company's research is outsourced to medical institutions, generally under short-term contracts for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The Company's prepaid clinical supplies are expensed as they are consumed in clinical trials and other research. The anticipated increase in the level of clinical activity by the Company in 2002 has resulted in the stocking of such supplies in substantially larger quantities to meet the clinical trial requirements for 2002, particularly the PAD trial. The ability of the Company to recover the carrying value of its technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, feedback and decisions from the health regulators on the clinical trial results, the development of the Company's patent portfolio, and the ability to defend any claims made by third parties against the Company's intellectual property, as well as Vasogen's financial ability to launch claims against those third parties who may infringe upon the value of the Company's intellectual property. Management is not aware of any factors that would impair the value of acquired technology and the clinical supplies.

The cost of Vasogen's acquired technology is amortized straight-line over 20 years in recognition of the term covered by the initial patent underlying the technology. Management believes that this intangible asset does not have an indefinite life for accounting purposes, and accordingly, the adoption of Canadian Institute of Chartered Accountants Accounting Recommendation Section 3062 in fiscal 2003 will not have any impact on the financial statements.

General and Administration

General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services such as legal, audit, tax, investor relations, and market research. These expenses also include infrastructure costs, such as facilities and information technology to support both corporate and research activities, and insurance expenses, as well as costs involved in corporate stewardship.

General and administration expenditures totaled $7.2 million for the year ended November 30, 2001, compared to $5.2 million in 2000 and $3.6 million in 1999. These increases relate to the internal growth necessary to support advancing the commercial development of the Company's immune modulation therapy. Specifically, these increases are related to higher general and administration expenditures resulting from increased employee and infrastructure requirements to support both research and development and corporate activities. In this area, salary expense increased by $0.7 million for the year ended November 30, 2001, compared to 2000, which in turn increased by $0.3 million from 1999. Other infrastructure expenditures, including those for facilities, information technology, and employee-related expenses, increased by $0.7 million in 2001, compared to 2000, which in turn increased by $0.3 million from 1999. In addition, there were higher expenses related to corporate development activities primarily associated with the Company's expanding shareholder base. These costs increased by $0.4 million in 2001, compared to 2000, which were $0.3 million higher than in 1999. Expenses for professional fees and insurance increased by $0.1 million in 2001, compared to 2000, which were $0.2 million higher than in 1999. It is anticipated that general and administration expenses will continue to grow significantly as the Company continues to develop the internal infrastructure and processes to support commercialization of the Company's products.

Investment Income

Investment income totaled $2.1 million for 2001, compared to $1.3 million in 2000 and $0.3 million in 1999. Notwithstanding the decline in interest rates, investment income was higher in 2001, compared to the prior year, due to larger average cash and marketable securities balances available to the Company throughout the year, which resulted from financings during 2000 that raised net proceeds of $33.9 million. For a similar reason, interest income in 2000 was higher than in 1999.

Loss

The loss in 2001 was $14.4 million, or $0.32 per share, compared to $10.0 million, or $0.24 per share, in 2000, and $7.9 million, or $0.25 per share, in 1999. As discussed above, the increased loss in both periods resulted mainly from higher costs associated with the expansion of research and development activities and the corporate costs associated with supporting these activities. These increases were partially offset by higher levels of investment income.

The following table presents selected financial data for each of the last eight quarters ending November 30, 2001:

                            Loss for the period     Basic and diluted
                                         (000's)       loss per share
----------------------------------------------------------------------
February 28, 2001                       $(2,725)             $ (0.06)
May 31, 2001                             (4,068)               (0.09)
August 31, 2001                          (3,496)               (0.08)
November 30, 2001                        (4,100)               (0.09)

February 29, 2000                       $(2,195)             $ (0.06)
May 31, 2000                             (2,599)               (0.06)
August 31, 2000                          (2,194)               (0.05)
November 30, 2000                        (2,973)               (0.07)

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Since inception, Vasogen has financed its operations solely from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

During 2001, the Company received net proceeds of $11.8 million from the issuance of equity as a result of the Company entering into a strategic alliance with Quest Diagnostics, whereas during 2000, the Company received net proceeds of $33.9 million from two separate financings.

During 2001, Vasogen received proceeds of $0.4 million from the exercise of options and warrants, compared to $9.0 million in 2000. The total number of common shares outstanding at the end of 2001 increased to 46.4 million from 44.7 million at year-end 2000.

At November 30, 2001, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $39.5 million, compared to $41.6 million at the previous year-end. The Company invests these funds in liquid government and corporate debt instruments having an "A" credit rating or greater. In the environment of low interest rates that prevailed throughout 2001, Management elected to commit funds primarily to short-term investments.

The Company's net cash used in operating activities in 2001 was $14.2 million, compared to $9.7 million in 2000. These increases are primarily reflective of Vasogen's net operating losses. The reasons for these higher operating losses are elaborated on above. The burn rate for 2001 is in line with the Company's operating plan, which reflects the expanded clinical development and research activity, higher costs associated with the Company's expanding intellectual property portfolio, and the larger infrastructure necessary to support the Company's planned growth.

The Company will require additional financing to grow and expand its operations, and plans to raise funds from time to time, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of its research and development programs, the extent and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing, and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, and competing technological and market developments.

During the year, the Company entered into a forward exchange contract, which matured in January 2002. The forward exchange contract has expired and satisfied the objective of the Company's foreign exchange policy, which is to identify currency rate exposure and manage that exposure in order to minimize the currency risk assumed by the Company.

In November 2001, the Accounting  Standards  Board of the Canadian  Institute of
Chartered Accountants issued CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The Company will need to adopt this standard in the fiscal year ending November 30, 2003. The Company has not yet determined the impact that the adoption of this standard will have on its financial statements.

RISKS AND UNCERTAINTIES

The Company's products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. The business of the Company entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of the Company's patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's clinical studies will provide a positive outcome or that the results will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining product approvals from regulatory authorities or, once obtained, maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products.

The Company maintains product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.

The Company intends to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of the Company's scientific and clinical research, the ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally, with particular reference to biotechnology and medical companies, the status of strategic alliance agreements, and other relevant commercial considerations.

OUTLOOK

Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approval for indications in the United States, Canada, and other jurisdictions. Based on current plans, it is anticipated that total expenses will increase 55 to 65 percent during fiscal 2002. The Company believes it has sufficient resources to fund this level of expenses for the upcoming year. The Company will need to raise additional capital to fund operations over the long term.

To commercialize its immune modulation therapy for a number of potential disease indications, the Company may enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

CORPORATE GOVERNANCE

Vasogen Inc. (the "Company") has adopted formal governance practices in accordance with the guidelines published by the Toronto Stock Exchange (the "TSE"). The TSE has established guidelines for the responsibility of the board of directors and its various committees and for the operation and governance of a corporation, including guidelines with respect to the independence of the board from management, the ongoing monitoring of the board's and management's performance and compensation, the recruitment of new members to the board, and the appointment and mandate of the board's committees.

Vasogen's Board of Directors (the "Board") consists of nine directors, seven of whom are considered unrelated directors, independent of the day-to-day operations of the Company. David Elsley, President and Chief Executive Officer ("CEO"), and Dr. Eldon Smith, Vice-President, Scientific Affairs, are the only directors who are members of Management. Mr. William Grant, Chairman of the Board, is independent of Management, and therefore, the offices of the Chairman and CEO are separate. Accordingly, the Board believes that the appropriate structures and procedures are in place to ensure that the Board can function independently of Management. The Board reviews the number of directors on the Board annually with a view to establishing an optimum number for effective decision-making. The Board believes that it is able to operate effectively and considers its size to be appropriate at this time and its composition to be representative of the shareholders' interests.

The Board oversees the management of the business and affairs of the Company with a view to enhancing shareholder value. The Board participates with Management in developing and approving the mission of the business, its objectives, and its goals. The Board has the responsibility for the appointment and replacement of the CEO. The Board has constituted an independent Scientific Advisory Board ("SAB"). The SAB advises Management and the Board on the direction of the Company's scientific, technical, research, development, and marketing activities.

The Board has a Compensation and Corporate Governance Committee and an Audit Committee. Each committee consists of three members, all of whom are unrelated directors. The Compensation and Corporate Governance Committee reviews the compensation strategy and policies of the Company, including the performance and compensation of the CEO and senior executives. This committee also reviews the Company's approach to succession planning and governance issues, which includes a periodic review of the Company's corporate governance policies with reference to the TSE guidelines. Vasogen maintains a corporate governance manual that is reviewed and approved by the Board. The Audit Committee monitors the Company's financial activities, policies, and internal control procedures. The Board is of the opinion that it is capable of dealing with many issues at the Board level and that, at the present time, it only requires two active committees.

The Board reviews and approves the Company's financial statements and material communications to shareholders and supervises the Company's regulatory compliance. Vasogen has investor relations personnel to assist in corporate communications.

The effectiveness of the Board and the committees of the Board and the contribution of individual directors are assessed on an ongoing basis by the
Compensation and Corporate Governance Committee. New candidates for Board membership are actively sought out commensurate with growing corporate activities and changing requirements. New recruits to the Board are provided with extensive background documentation with respect to Vasogen and meet with Management in order to discuss and be informed of the Company's affairs.

For a complete discussion of Vasogen's corporate governance practices, please refer to the Company's Management Proxy Circular.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Vasogen Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgments, where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee, which comprises unrelated and outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements is presented herein.

Christopher J. Waddick                  David G. Elsley

      (signed)                              (signed)

Vice-President, Finance, and            President and
Chief Financial Officer                 Chief Executive Officer







AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Vasogen Inc. (a development stage company) as at November 30, 2001 and 2000, and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2001, and for the period from December 1, 1987 to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended November 30, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended November 30, 1999, and for the period from December 1, 1987 to November 30, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2001, and for the period from December 1, 1987 to November 30, 2001 in accordance with Canadian generally accepted accounting principles.



(signed)

Chartered Accountants
Toronto, Canada
December 21, 2001

CONSOLIDATED BALANCE SHEETS




November 30, 2001 and 2000                                    2001             2000
----------------------------------------------------------------------------------------
(In thousands of Canadian dollars)

Assets

Current assets:
    Cash and cash equivalents                              $   1,187        $   2,327
    Marketable securities (note 2)                            36,859           27,999
    Clinical supplies                                          1,832              335
    Tax credits recoverable (note 7)                             976              675
    Prepaid expenses                                             281              167
----------------------------------------------------------------------------------------
                                                              41,135           31,503

Marketable securities (note 2)                                 1,482           11,313

Capital assets                                                   622              432
Less accumulated amortization                                    272              180
----------------------------------------------------------------------------------------
                                                                 350              252

Acquired technology                                            4,081            4,081
Less accumulated amortization                                  2,562            2,309
----------------------------------------------------------------------------------------
                                                               1,519            1,772
----------------------------------------------------------------------------------------
                                                           $  44,486        $  44,840
========================================================================================


Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable and accrued liabilities               $   3,112        $   1,326

Shareholders' equity:
    Share capital (note 3)                                   103,034           90,785
    Deficit accumulated during the development stage         (61,660)         (47,271)
----------------------------------------------------------------------------------------
                                                              41,374           43,514
                                                           $  44,486        $  44,840
========================================================================================


See accompanying notes to consolidated financial statements.


On behalf of the Board:




(signed)                                        (signed)

Benoit La Salle                                 Andre Berard
Director                                        Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT







                                                                                            Period from
                                                                                            December 1,
                                                        Years ended November 30,                1987 to
                                                ----------------------------------------   November 30,
                                                  2001            2000            1999             2001
---------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars, except per share amounts)

Expenses:
    Research and development                    $  9,208        $  6,108        $  4,672        $ 36,526
    General and administration                     7,246           5,156           3,554          27,890
---------------------------------------------------------------------------------------------------------
Loss before the undernoted                       (16,454)        (11,264)         (8,226)        (64,416)

Investment income                                  2,065           1,303             311           4,266
---------------------------------------------------------------------------------------------------------

Loss for the period                              (14,389)         (9,961)         (7,915)        (60,150)

Deficit, beginning of period                     (47,271)        (37,310)        (29,395)         (1,510)
---------------------------------------------------------------------------------------------------------

Deficit, end of period                          $(61,660)       $(47,271)       $(37,310)       $(61,660)
=========================================================================================================

Basic and diluted loss per share (note 4)       $  (0.32)       $  (0.24)       $  (0.25)
=========================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                                                                 Period from
                                                                                                                 December 1,
                                                                              Years ended November 30,               1987 to
                                                                    ----------------------------------------    November 30,
                                                                        2001           2000           1999              2001
------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)
Cash provided by (used in):

Operations:
    Loss for the period                                             $(14,389)       $ (9,961)       $ (7,915)       $(60,150)
    Items not involving cash:
       Amortization of capital assets and acquired technology            345             327             300           3,053
       Loss on write-off of capital assets                                --              --              --              24
       Forgiveness of debt                                                --              --              --             (63)
       Common shares issued for services                                  --             233             259           2,449
       Foreign exchange gain                                             (20)            (21)            (27)           (108)
       Change in non-cash working capital (note 5(a))                   (126)           (234)            (11)             (5)
---------------------------------------------------------------------------------------------------------------------------------
                                                                     (14,190)         (9,656)         (7,394)        (54,800)

Financing:
    Shares issued for cash                                            11,941          35,650           9,825          80,823
    Warrants exercised for cash                                          189           6,898           1,739          15,783
    Options exercised for cash                                           240           2,064             724           4,424
    Share issue costs                                                   (121)         (1,812)           (934)         (5,107)
    Issue of convertible debt                                             --              --              --             650
    Financing costs                                                       --              --              --             (28)
    Payable to related parties                                            --              --              --            (232)
---------------------------------------------------------------------------------------------------------------------------------
                                                                      12,249          42,800          11,354          96,313

Investments:
    Increase in capital assets                                          (190)           (133)           (141)           (810)
    Increase in acquired technology                                       --              --            (440)         (1,283)
    Purchases of marketable securities                               (13,246)        (35,226)         (9,839)        (73,544)
    Maturities of marketable securities                               14,217           3,490           6,391          35,203
---------------------------------------------------------------------------------------------------------------------------------
                                                                         781         (31,869)         (4,029)        (40,434)

Foreign exchange gain on cash held in foreign currency                    20              21              27             108
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                      (1,140)          1,296             (42)          1,187

Cash and cash equivalents, beginning of period                         2,327           1,031           1,073              --
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                            $  1,187        $  2,327        $  1,031        $  1,187
=================================================================================================================================



Supplementary disclosures(note 5(b) and (c))
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2001, 2000, and 1999, and period from December 1, 1987 to November 30, 2001

Since December 1, 1987, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease. The Company has not had any commercial operations since inception. The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2001. All amounts are expressed in Canadian dollars unless otherwise noted.

1. Significant accounting policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 12, conform in all material respects with accounting principles generally accepted in the United States.

(a)  Principles of consolidation:

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited, incorporated in 1998. The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b)  Marketable securities:

     Marketable securities having term to maturity of one year or less are classified as current assets. All other marketable securities are classified as non-current assets. Short-term marketable securities are stated at the lower of amortized cost or market. Other marketable securities are stated at cost. The Company regularly reviews the carrying value of its long-term investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations. Interest is recognized on an effective yield basis.

(c) Concentration of credit risk:

     Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities.

     Marketable securities include bonds issued by Canadian governments and highly rated corporations, with varying maturities between one and 30 months from the date of purchase, that are traded in active markets and can be liquidated promptly.

(d) Capital assets:

     Capital assets are stated at cost and include testing equipment, computer equipment, and leasehold improvements. Amortization is provided on a straight-line basis over five years. The Company regularly reviews the carrying values of its capital assets by reference to the usefulness of the assets and their capitalized costs as compared to their estimated future cash flows. If the carrying values of capital assets exceed the amount recoverable, a write-down is charged to the statement of operations.

(e) Acquired technology:

     Acquired technology, representing the Company's immune modulation therapy, is stated at cost. The technology is amortized straight-line over 20 years in recognition of the term covered by the initial patent underlying the technology. On an ongoing basis, management reviews the carrying value and amortization of the technology, taking into consideration any events and circumstances that might impair its value. If the carrying value of acquired technology exceeds its amount recoverable, a write-down is charged to the statements of operations.

(f) Stock-based compensation plan:

     The Company has a stock-based compensation plan as described in note 3. No compensation expense is recognized when stock options or warrants are issued. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

(g) Research and development:

     Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not capitalized any such development costs to date.

     Clinical supplies represent the devices and disposables on hand at year-end that will be used in the Company's research and clinical trials. These supplies are expensed when shipped to research centres or clinical sites. The Company regularly reviews the carrying value of the clinical supplies, taking into consideration factors that might impair its value. A charge to operations is recorded in the period in which impairment is assessed.

     In March 2000, The Canadian Institute of Chartered Accountants issued Accounting Guideline 11, "Enterprises in the Development Stage", which provides guidance on recognition, measurement, presentation, and disclosure by enterprises in the development stage. Accounting Guideline 11 requires certain specific disclosures needed for fair presentation of financial position, operating results, and cash flows of development stage enterprises and encourages other disclosures that help users to evaluate their performance. The Company has adopted Guideline 11, effective December 1, 2000, on a retroactive basis such that disclosures regarding its research and development projects are included in these consolidated financial statements. There are no retroactive recognition or measurement adjustments to these consolidated financial statements resulting from adopting Accounting Guideline 11 because the Company had not previously deferred pre-operating costs or development costs.

(h) Basic and diluted net loss per common share:

     During 2001, the Company adopted, on a retroactive basis, the new accounting recommendations of the Canadian Institute of Chartered Accountants with respect to calculating loss per share. Basic net loss per common share is based on the weighted average number of shares outstanding during each period. Under the new recommendations, the treasury stock method is used in the calculation of dilutive loss per common share instead of the previously applied imputed earnings approach for determining the effect of all dilutive elements. The adoption of the new method had no effect on the diluted loss per share because there are no

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2001, 2000, and 1999, and period from December 1, 1987 to November 30, 2001 dilutive elements under either standard. Stock options are not included in the computation of the weighted average number of shares outstanding for dilutive net loss per common share when the effect would be anti-dilutive.

(i) Measurement uncertainty:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(j) Income taxes and investment tax credits:

     The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

     Future tax assets initially recognized are fully offset by a valuation allowance. Management has provided a valuation allowance equivalent to the net deferred tax asset balances, given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carry-forward period. The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets and research costs, as applicable.

(k) Derivative financial instrument:

     The Company is party to a forward foreign exchange contract. This financial instrument is not recorded in the consolidated financial statements on inception. Any gains and losses arising on the forward foreign exchange contract will be recognized in operations when realized.

2. Marketable securities:

                                                           One year
                                           One year            plus                   Yield to
2001                                       maturity      maturities     Total         maturity
----------------------------------------------------------------------------------------------
Canadian provincial government bonds       $   180       $    --       $   180          5.86%
Canadian corporate bonds                    36,679         1,482        38,161     2.25-5.90%
----------------------------------------------------------------------------------------------
                                           $36,859       $ 1,482       $38,341
==============================================================================================


                                                           One year
                                           One year            plus                   Yield to
2000                                       maturity      maturities     Total         maturity
----------------------------------------------------------------------------------------------
Canadian federal government bonds          $ 2,438       $ 1,289    $ 3,727        5.62-5.97%
Canadian provincial government bonds         3,567         3,666      7,233        5.70-6.17%
Canadian corporate bonds                    21,994         6,358     28,352        5.85-6.36%
----------------------------------------------------------------------------------------------
                                           $27,999       $11,313   $ 39,312
==============================================================================================


     At November 30, 2001 and 2000, the carrying value of marketable securities approximated their quoted market value.

3. Share capital:

(a) Authorized unlimited common shares, without par value:

                                                                                                           Period from
                                                                                                           December 1, 1987
                               ------------------------------------------------------------------           to November 30,
                                         2001                      2000                     1999                       2001
-------------------------------------------------------------------------------------------------------------------------------
                               Number of                Number of                Number of                Number of
                                  shares     Amount        shares     Amount        shares      Amount       shares     Amount
-------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period      44,742   $  90,785       35,592   $  47,752       26,574   $  36,139        1,032   $   1,213
Issued  for:
        Cash                       1,407      11,941        3,738      35,650        6,590       9,825       26,813      80,823
        Services                      --          --           40         233          207         259        1,571       2,449
        Technology                    --          --           --          --           --          --        1,913       2,799
        Warrants exercised            82         189        3,979       6,898        1,627       1,739       11,111      15,783
        Options exercised            134         240        1,393       2,064          594         724        3,501       4,424
        Debt conversion               --          --           --          --           --          --          424         650
        Share issue costs             --        (121)          --      (1,812)          --        (934)          --      (5,107)
-------------------------------------------------------------------------------------------------------------------------------
Balance, end of period            46,365   $ 103,034       44,742   $  90,785       35,592   $  47,752       46,365   $ 103,034
===============================================================================================================================


     Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2001, 2000, and 1999, and period from December 1, 1987 to November 30, 2001



(b) Options:                                   2001        2000         1999
--------------------------------------------------------------------------------
Balance, beginning of year                    1,480        2,562        2,435
Issued                                          437          311          766
Exercised                                      (134)      (1,393)        (594)
Expired or cancelled                             (7)          --          (45)
--------------------------------------------------------------------------------
Outstanding, end of year                      1,776        1,480        2,562
================================================================================
Exercisable, end of year                      1,428        1,265        2,092
================================================================================

     The exercise prices of options must at least equal the quoted market value of the underlying common shares on the date of the grant. Each option granted allows the holder to purchase one common share. As at November 30, 2001, these options have exercise prices ranging from $1.00 to $11.30 and generally vest over a maximum period of two to three years and expire over various dates to 2006.


(c) Warrants:                                   2001                    2000         1999
--------------------------------------------------------------------------------------------
                                 Warrants     Warrants
                                issued for   issued for
                                 services     financing     Total       Total        Total
--------------------------------------------------------------------------------------------
Balance, beginning of year         313           30          343        4,472        5,885
Issued                              50          625          675          283          796
Exercised                          (82)          --          (82)      (3,979)      (1,627)
Expired or cancelled               (20)         (30)         (50)        (433)        (582)
--------------------------------------------------------------------------------------------
Outstanding, end of year           261          625          886          343        4,472
============================================================================================
Exercisable, end of year           261          625          886          308        4,304
============================================================================================


     During the year, the Company granted 625,237 warrants to Quest Diagnostics Incorporated (note 10) at an exercise price of $12.73 and expiring in November 2006. As at November 30, 2001, the other 260,815 warrants outstanding have exercise prices ranging from $1.00 to $11.30 and expire over various dates to 2006. Each warrant granted allows the holder to purchase one common share.

(d) Options and employment warrants:

    The following table includes all stock options issued, and warrants issued for employment compensation:


                                          2001                  2000                   1999
------------------------------------------------------------------------------------------------------
                                               Weighted              Weighted               Weighted
                                                average               average                average
                                               exercise              exercise               exercise
                                    Number        price   Number        price   Number         price
------------------------------------------------------------------------------------------------------
Outstanding, beginning of year       1,605     $   2.59    3,861     $   1.46    4,534      $   1.37
Issued                                 437         8.73      311         7.33      766          1.62
Exercised                             (184)        1.58   (2,567)        1.37   (1,194)         1.18
Expired or cancelled                    (7)        6.81       --        --        (245)         1.52
------------------------------------------------------------------------------------------------------
Outstanding, end of year             1,851         4.12    1,605         2.59    3,861          1.46
======================================================================================================
Exercisable, end of year             1,503     $   3.03    1,390     $   2.23    3,392      $   1.40
======================================================================================================


    As at November 30, 2001, there were 381,947 (2000 - 443,092; 1999 - 246,952)
    options and employment warrants available for grant. The options and employment warrants outstanding and exercisable as of November 30, 2001, are as follows:

                                               Weighted average
                                                      remaining
Exercise price      Number outstanding         contractual life         Number exercisable
------------------------------------------------------------------------------------------
$1.00-$ 3.02                     1,118                  0.1-2.9                     1,118
$5.70-$ 8.02                       246                  2.3-4.9                       210
$8.05-$ 8.85                       277                  3.5-4.2                        80
$9.05-$11.30                       210                  1.6-4.5                        95
-----------------------------------------------------------------------------------------
                                 1,851                      2.4                     1,503
=========================================================================================

4. Loss per share:

The computations for basic and diluted loss per share are as follows:       2001          2000          1999
---------------------------------------------------------------------------------------------------------------
Net loss                                                                 $(14,389)     $ (9,961)      $ (7,915)
===============================================================================================================

Weighted average number of common shares outstanding:

        Basic                                                              44,913        40,941         31,131
        Effect of stock options                                                --            --             --
---------------------------------------------------------------------------------------------------------------
        Diluted                                                            44,913        40,941         31,131
===============================================================================================================
Loss per share:
        Basic and diluted                                                $  (0.32)      $ (0.24)       $ (0.25)
===============================================================================================================


     The options and warrants to purchase common shares,  as referred to in note 3, were not included in the calculation of diluted earnings per share because the Company has a net loss and to do so would have been anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2001, 2000, and 1999, and period from December 1, 1987 to November 30, 2001



5. Statement of cash flows:

(a) Change in non-cash working capital:

                                                                                   Period from
                                                                                    December 1,
                                                    Years ended November  30,          1987 to
                                              ----------------------------------   November 30,
                                                2001          2000         1999            2001
------------------------------------------------------------------------------------------------
Clinical supplies                             $(1,497)      $  (219)      $   186       $(1,832)
Tax credit recoverable                           (301)         (305)         (369)         (976)
Prepaid expenses                                 (114)          (91)          (27)         (249)
Accounts payable and accrued liabilities        1,786           381           199         3,052
------------------------------------------------------------------------------------------------
                                              $  (126)      $  (234)      $   (11)      $    (5)
================================================================================================


(b) Supplemental disclosures:

                                                                                         Period from
                                                                                          December 1,
                                                          Years ended November  30,          1987 to
                                                    ----------------------------------   November 30,
                                                      2001          2000         1999            2001
------------------------------------------------------------------------------------------------------
Non-cash financing activity:
        Shares issued for services                  $    --      $   233      $   259         $ 2,449
        Debt conversion                                  --           --           --            (650)
        Shares issued on debt conversion                 --           --           --             650
        Shares issued for technology                     --           --           --           2,799
------------------------------------------------------------------------------------------------------
                                                    $    --      $   233      $   259         $ 5,248
======================================================================================================
Non-cash investing activity:
        Technology acquired for shares issued       $    --      $    --      $    --         $ 2,799
======================================================================================================


(c) The  interest  received  in 2001 was  $1,634,000  (2000 -  $859,000;  1999 -
    $195,000; from December 1, 1987 to November 30, 2001 - $3,116,000).

6. Fair values of financial instruments:

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments. The carrying values of marketable securities approximate their quoted market values.

The Company entered into a forward foreign exchange contract to sell $11,211,000 in January 2002 to acquire U.S. $7,000,000. The fair value of the forward contract as at November 30, 2001, which was obtained from the Company's banker, is negligible.

7. Income taxes:

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30, 2001, are presented below:

                                                                      2001         2000
===========================================================================================
Future  tax assets:
        Non-capital losses                                         $  4,161       $  4,143
        Deductible share issue costs                                    699            871
        Excess of tax value of capital assets over book value           122             --
        SR&ED expenditure pool, net of refundable tax credits         5,480          4,143
-------------------------------------------------------------------------------------------
                                                                     10,462          9,157
        Less valuation allowance                                    (10,462)        (8,933)
-------------------------------------------------------------------------------------------
                                                                         --            224
-------------------------------------------------------------------------------------------
Future  tax liabilities:
        Excess of book value of capital assets over tax value            --           (224)
-------------------------------------------------------------------------------------------
        Net future tax asset                                       $     --       $     --
===========================================================================================


Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2001, 2000, and 1999, and period from December 1, 1987 to November 30, 2001



The balance of the SR&ED expenditure pool at November 30, 2001, is approximately $12,553,000 (2000 - $11,310,000).

The Company has also earned investment tax credits ("ITCs") on SR&ED expenditures. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

                            2005                                $   128
                            2006                                    299
                            2007                                    404
                            2008                                    341
                            2009                                    485
                            2010                                    682
                            2011                                  1,588
-----------------------------------------------------------------------
                                                                $ 3,927
=======================================================================

The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $41,610,000 available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

8. Segment information:

The Company operates in one business segment, being the development of immune modulation therapies. The primary capital assets are located in Canada and the acquired technology is located in Ireland.

9. Royalty commitments:

The Company has granted royalties to arm's-length third parties on gross amounts received by the Company from future commercial sales of its products, comprising 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

10. Strategic alliance:

During the year ended November 30, 2001, the Company entered into a strategic alliance to jointly commercialize the Company's immune modulation therapy in the United States. Under the terms of the agreement, Quest Diagnostics Incorporated ("Quest Diagnostics"), an unrelated party, has been granted the exclusive rights to commercialize and distribute the Company's immune modulation therapy in the United States. As clinical trials of the Company's immune modulation therapy advance in the areas of cardiovascular and other inflammatory diseases, Vasogen and Quest Diagnostics will work together to establish the distribution infrastructure to support market introduction of the approved therapies. The two companies will also share in product revenues. As part of the agreement, Quest Diagnostics made a US$7.5 million equity investment in Vasogen and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73. In addition, Quest Diagnostics' continued exclusivity is subject to milestone payments, the timing of which is tied to the U.S. Food and Drug Administration ("FDA") approval process.

11. Research and development projects:

The Company has undertaken the following significant research and development projects:

(a) Immune modulation therapy:

The foundation of Vasogen's clinical development programs is its proprietary immune modulation therapy. This technology is currently in clinical development for a number of indications characterized by inflammation and/or immune system dysfunction. The purpose of this project is to continue to advance the development of immune modulation therapy and to enhance the value of the intellectual property associated with it, to advance the medical device technology for the delivery of immune modulation therapy, and to identify potential new disease indications that could be targets for future clinical development.

(b) Cardiovascular disease:

The Company is developing immune modulation therapy for the treatment of cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. The Company's lead clinical program, currently in pivotal clinical trials in the United States, is applying immune modulation therapy to the treatment of peripheral arterial disease, a form of cardiovascular disease characterized by reduced blood flow to the lower extremities due to atherosclerosis. Vasogen's immune modulation therapy is also in clinical trials for two other cardiovascular conditions: chronic heart failure and ischemia/reperfusion injury.

(c) Autoimmune disease:

The Company is developing immune modulation therapy for the treatment of autoimmune disease. The Company has completed preclinical and clinical studies targeted at various areas of autoimmune disease. The Company is currently conducting a multi-center clinical trial in psoriasis, a common autoimmune disease, designed to study the impact of optimized treatment schedules.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2001, 2000, and 1999, and period from December 1, 1987 to November 30, 2001





The following table outlines research costs expensed for the Company's significant research and development projects:


                                                                    Period from
                                                                    December 1,
                                     Years ended November 30,          1987 to
                                 --------------------------------  November 30,
                                    2001        2000       1999      2001
---------------------------------------------------------------------------------
Research costs expensed:
Immune modulation therapy         $ 5,198     $ 3,919     $ 2,620     $26,717
Cardiovascular program              1,769       1,231       1,705       5,756
Autoimmune program                  2,241         958         347       4,053
---------------------------------------------------------------------------------
Total research costs expensed     $ 9,208     $ 6,108     $ 4,672     $36,526
=================================================================================
Acquired technology:
  Immune modulation therapy       $    --     $    --     $   440     $ 4,081
=================================================================================


12. Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and GAAP in the United States on the Company's consolidated financial statements.

(a) Consolidated statements of operations and deficit:

                                                                                                         Period from
                                                                                                         December 1,
                                                                Years ended November 30,                     1987 to
                                                              ---------------------------------------   November 30,
                                                                 2001          2000          1999               2001
---------------------------------------------------------------------------------------------------------------------
Loss per Canadian GAAP                                        $(14,389)     $ (9,961)     $ (7,915)          $(60,150)
Technology costs (i)                                                --            --          (440)            (4,081)
Technology amortization (i)                                        253           253           253              2,562
Non-employee stock compensation (ii)                              (891)         (595)         (326)            (2,407)
Warrants issued to acquire technology (iii)                         --            --            --                (61)
---------------------------------------------------------------------------------------------------------------------
Loss per United States GAAP                                   $(15,027)     $(10,303)     $ (8,428)          $(64,137)
---------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share under United States GAAP     $  (0.33)     $  (0.25)     $  (0.27)
---------------------------------------------------------------------------------------------------------------------


(b) Consolidated balance sheets:                                          2001                         2000
-----------------------------------------------------------------------------------------------------------------------
                                                                                 United                        United
                                                                   Canada        States         Canada         States
-----------------------------------------------------------------------------------------------------------------------
Acquired technology (i)                                          $  1,519      $      --      $   1,772      $      --
Share capital (ii) (iii)                                          103,034        105,502         90,785         92,362
Deficit, end of year (i) (ii) (iii)                               (61,660)       (65,647)       (47,271)       (50,620)
Deficit accumulated during development stage (i) (ii) (iii)       (60,150)       (64,137)       (45,761)       (49,110)
=======================================================================================================================

(i) Canadian GAAP permits the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed and the amortization recorded under Canadian GAAP would be reversed.

(ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No.123"), "Accounting for Stock Based Compensation", requires the recording of compensation costs for stock options and warrants issued after December 15, 1995, to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted after December 15, 1995, has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 12(e).

        For purposes of measuring compensation cost under United States GAAP, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations, including FASB Interpretation No. 44, in accounting for stock options and warrants issued to employees as employment compensation ("employment options and warrants"). Under this method, no compensation expense is recorded for employee stock options or warrants having an exercise price that exceeds or equals the market value of the underlying shares at the grant date. For the Company, this results in accounting consistent with the approach used under Canadian GAAP and, accordingly, no compensation expense has been recognized in fiscal 2001 or in prior years since inception.

(iii) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(iv) In November 2001, the Company entered into a forward foreign exchange contract (note 6). Under Canadian GAAP, this financial instrument is not measured and recorded until its settlement date in January 2002. Under U.S. GAAP, derivative instruments must be measured at their fair value at the transaction date and thereafter at each period end. The gain or loss arising from changes in fair value of the forward foreign exchange contract is recognized in operations. The instrument's fair value at inception and the change in the instrument's fair value as at November 30, 2001 were negligible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2001, 2000, and 1999, and period from December 1, 1987 to November 30, 2001


(c)  Consolidated statements of cash flows:

     Cash from operations under United States GAAP includes the adjustments to the loss for the year outlined in note 12(b)(i),(ii) and (iii). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (note 12(b)(i)).

(d)  Income taxes:

     Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense, for items of a current nature, and deducted from capital assets, for items of a capital nature. Under United States GAAP purposes, these tax credits may be recorded as a reduction of income tax expense. Total research and development tax credits netted against research and development expense on the operating statement were $363,000 in 2001 (2000 - $403,000; 1999 -
     $369,000; from December 1, 1987 to November 30, 2001 - $1,135,000).

     Under Canadian GAAP, the future income tax assets and liabilities are calculated using the enacted or substantially enacted tax rates. Under United States GAAP, future tax assets and liabilities are calculated using only enacted tax rates. As at November 30, 2000, the net future tax assets and valuation allowance calculated under United States GAAP would have increased by approximately $3,734,000 as set out below:

                                                                         2000
-------------------------------------------------------------------------------
Future tax assets:
    Non-capital losses                                               $  6,905
    Deductible share issue costs                                          997
    SR&ED expenditure pool, net of refundable tax credits               4,983
-------------------------------------------------------------------------------
                                                                       12,885
    Less valuation allowance                                          (12,667)
-------------------------------------------------------------------------------
                                                                          218
Future tax liability:
    Excess of book value of capital assets over tax value                (218)
-------------------------------------------------------------------------------
Net future tax asset                                                 $     --
===============================================================================

     There are no significant differences in future tax assets and liabilities calculated in 2001 and in years preceding 2000 under the Canadian and United States accounting standards.

(e)  Stock-based compensation:

     The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the following assumptions:

                                                                                       2001         2000          1999
------------------------------------------------------------------------------------------------------------------------
Weighted average risk-free interest rate                                               5.11%         6.13%        6.19%
Dividend yield                                                                           --            --           --
Volatility factor of the expected market price of the Company's common shares            86%           90%          90%
Weighted average expected life of the employment options                            4 years       2 years      2 years
========================================================================================================================


     The resulting weighted average, grant-date fair value of the employee and non-employee stock-based compensation issued in 2001 was $5.73 (2000 - $4.61; 1999 - $1.05).

     While SFAS No. 123 does not require the recording of compensation cost for stock options and warrants issued to employees at fair value, it does require disclosure of pro forma net income and earnings per share information as if the Company had measured for employment options and warrants issued in 2001, 2000, and 1999 under the fair value method and recognized that fair value over the vesting period.

     This information is as follows:

                                                           2001          2000            1999
------------------------------------------------------------------------------------------------
Loss for the year - U.S. GAAP                           $(15,027)      $(10,303)      $ (8,428)
Compensation cost - employees                             (1,271)          (769)          (675)
------------------------------------------------------------------------------------------------
Pro forma loss for the year - U.S. GAAP                 $(16,298)      $(11,072)      $ (9,103)
================================================================================================
Pro forma loss per share - U.S. GAAP                    $  (0.36)      $  (0.27)      $  (0.29)
================================================================================================


     The effects of applying SFAS No.123 to calculate compensation cost in 2001, 2000, and 1999 may not be representative of the effects on pro forma net income in future periods.

(f)  Recent accounting pronouncements:

     In early August, the Accounting Standards Board of the Canadian Institute ("AcSB") issued Handbook Section 1581, "Business Combinations", and Section 3062, "Goodwill and Intangible Assets". These new accounting standards are the result of a GAAP convergence project between the Financial Accounting Standard Board in the United States ("FASB") and the AcSB and, therefore, were developed and issued concurrently with statements FAS 141, "Business Combinations", and FAS 142, "Goodwill and Intangible Assets" issued in the United States. Handbook Section 1581 and FAS 141 are effective for business combinations initiated after June 30, 2001. Handbook Section 3062 and FAS 142 are effective for fiscal years beginning on or after January 1, 2002, and early adoption is permitted for entities with fiscal years beginning on or after April 1, 2001, provided that the first interim financial statements have not been issued. The Company expects the adoption of Handbook Section 1581 (FAS 141) and Section 3062 (FAS 142) will have no material impact on its financial statements.

CORPORATE DIRECTORY

Board of Directors

William R. Grant
Chairman of the Board
Chairman and Co-founder,
Galen Associates

Andre Berard
Chairman of the Board,
National Bank of Canada

David G. Elsley,MBA
President and Chief Executive Officer,
Vasogen Inc.

Terrance H. Gregg
President,
Medtronic MiniMed

Benoit La Salle,CA
President and Chief Executive Officer,
SEMAFO Inc.

Surya N. Mohapatra,PhD
President and Chief Operating Officer,
Quest Diagnostics Incorporated

Eldon R. Smith,MD, FRCP(C), FACC
Vice-President, Scientific Affairs,
Vasogen Inc.

Graham Strachan
Former President and Chief Executive Officer,
Allelix Biopharmaceuticals Inc.

John C. Villforth
Former President,
The Food and Drug Law Institute
Former Director,
FDA Center for Devices and Radiological Health


Senior Management

Anthony E. Bolton,PhD, DSc, FRCPath
Chief Scientist

David G. Elsley,MBA
President and Chief Executive Officer

Robert G. Hirons
Director of Intellectual Property

Susan F. Langlois
Director of Regulatory and Clinical Affairs

Bernard Lim,MIEE, C.Eng
Vice-President, Technology

Michael J. Martin
Vice-President, Marketing

J.D. Miller
Director of Corporate Development

Eldon R. Smith,MD, FRCP(C), FACC
Vice-President, Scientific Affairs

Christopher J. Waddick,MBA, CMA
Vice-President, Finance, and Chief Financial Officer

Clive Ward-Able,MD, B.Pharm
Vice-President, Research and Development


Scientific Advisory Board


Stanley H. Appel,MD
Professor and Chairman, Department of Neurology,
Director, MDA/ALS Ronny and Linda Finger Foundation,
Director, Alzheimer's Disease Research Center,
Baylor College of Medicine

Richard G. Margolese,MD, FRCS(C)
Herbert Black Professor of Surgical Oncology,
McGill University
Director of the Department of Oncology,
Sir Mortimer B. Davis-Jewish General Hospital

Richard G. Miller,PhD, FRSC
Professor,
Departments of Medical Biophysics and Immunology,
University of Toronto

Craig M. Pratt,MD
Professor of Medicine,
Director of Clinical Cardiology Research,
Baylor College of Medicine
Director of the Coronary Intensive Care Unit,
The Methodist Hospital

Robert Roberts,MD, FRCP(C), FACC
Chief of Cardiology,
Don W. Chapman Professor of Medicine,
Professor of Molecular Physiology and Biophysics,
Baylor College of Medicine

Fred S. Rosen,MD
President,
Center for Blood Research
James L. Gamble Professor of Pediatrics,
Harvard Medical School

David Wofsy,MD
Professor of Medicine and Microbiology/Immunology,
George A. Zimmerman Distinguished Professor,
Director, Clinical Trials Center,
University of California, San Francisco
Chief, Rheumatology, San Francisco VA Medical Center

CORPORATE  INFORMATION






Stock Listings

Toronto Stock Exchange - VAS
American Stock Exchange - MEW



Investor Relations

investor@vasogen.com
Tel: 905.569.9065
Fax: 905.569.9231



Transfer Agent and Registrar

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
www.cibcmellon.com
Tel: 416.643.5500
or 1.800.387.0825
Fax: 416.643.5660



U.S. Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ
U.S.A. 07016-3572
www.rtco.com
Tel: 908.497.2300
Fax: 908.497.2318



Auditors

KPMG LLP 4120 Yonge Street, Suite 500
Toronto, ON Canada M2P 2B8



Corporate Counsel

Lang Michener
BCE Place, Suite 2500, 181 Bay Street
Toronto, ON Canada M5J 2T7



U.S. Corporate Counsel

Cadwalader, Wickersham & Taft
100 Maiden Lane, New York, NY
U.S.A. 10038



Patent Counsel

Burns, Doane, Swecker & Mathis, LLP
333 Twin Dolphin Drive, Redwood Shores, CA
U.S.A. 94065-1418

Annual Meeting

Shareholders are invited to attend the Company's Annual and Special Meeting at 4:30 p.m. on Wednesday, May 1, 2002, at the TSE Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

--------------------------------------------------------------------------------

This annual report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time to time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                  Vasogen Inc.



Corporate Office

   2155 Dunwin Drive, Mississauga (Toronto), Ontario, Canada  L5L 4M1

                                        Tel: 905.569.2265  Fax: 905.569.9231

                                                        Web site:www.vasogen.com